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                                                                   Exhibit 99.1

Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                   QIAO XING UNIVERSAL TELEPHONE, INC. SIGNS
                ZHAORUI TO $4.5 MILLION DISTRIBUTION AGREEMENT,
                           SEES WEST CHINA POTENTIAL

HUIZHOU, CHINA (May 3, 2000) - Qiao Xing Universal Telephone, Inc. ("the Company") NASDAQ NMS: XING) today announced a sales agreement with Zhaorui Science Ltd., a West China electronics wholesaler, in which Zhaorui will become the West China distributor for the Company's telephones with a first-year sales objective of $4.5 million.

"Zhaorui Science Ltd. has an established reputation in West China, including an excellent sales network throughout that area," Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, commented. "During the coming years we expect to see significant business and economic development in the western part of China and feel those changes will create a market with very attractive growth potential. This agreement with Zhaorui represents the first step of our West China entry strategy."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This news release contains "forward-looking statements'' regarding future revenues and operating information and their impact on future results. Such forward-looking information involves import11ant risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.